EXHIBIT 99.1

Enthusiast Gaming Announces Resignation of Bill Karamouzis as President

LOS ANGELES, Sept. 05, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), the leading gaming media and entertainment company in North America, today announced that Bill Karamouzis has tendered his resignation as President to pursue other professional endeavors, effective immediately. He will continue to serve the Company as an advisor.

“I’ve been fortunate to be a part of Enthusiast Gaming’s journey for over two years, and during that time, we’ve grown from a collection of acquisitions to an integrated team that can build amazing products and marketing solutions at scale,” commented Mr. Karamouzis. “We are innovators at the cross-section of culture and gaming, and I look forward to continuing to work with the Company in an advisory role as it continues to rapidly execute its strategic growth plans.”

Nick Brien, CEO of Enthusiast Gaming, added, "We wish Bill well in his next professional role, and we are confident he will find continued success. He has played an important role in growing Enthusiast Gaming, and he leaves us well-positioned for success as we continue our strategic evolution into a consolidated, solutions-oriented organization.”

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.